January 28, 2008 VIA EDGAR AND FEDEX	Neal H. Brockmeyer Shareholder Neal.Brockmeyer@hellerehrman.com Direct +1.213.689.7507 Main +1 (213) 689-0200 Fax +1 (213) 614-1868

Securities and Exchange Commission Division of Corporation Finance Station Place 100 F Street, N.E. Washington, DC 20549-4563 Attn: Christian N. Windsor

Re:	Cathay General Bancorp Definitive Proxy Statement on Schedule 14A Filed April 20, 2007 File No. 000-18630

Ladies and Gentlemen:

On behalf of Cathay General Bancorp (the “Company”), this letter modifies one of the responses set forth in our letter dated October 26, 2007, to the comments of the Staff of the Securities and Exchange Commission in its letter dated September 26, 2007 (the “comment letter”) relating to the above-referenced definitive proxy statement on Schedule 14A.

Set forth in italicized print below is the Staff’s comment 4 as set forth in the comment letter, followed by the Company’s modified response based on further telephonic discussions with the Staff.

Annual Cash Bonus, page 15

4.	Provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Discuss the specific items of company performance, such as those relating to net income, return on average assets, return on stockholders' equity, as well as any other strategic or operating objectives, and how your incentive awards are specifically structured around such performance goals. Furthermore, discuss the specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b). Qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). Discuss any instances where the Committee exercised its discretion to adjust the measurement amounts, the targets or to make awards beyond the amounts required by the objective formula discussed on page 15. If you determined that you could exclude the performance objectives because you determined that they were confidential, please provide the staff with your analysis addressing how you determined that the disclosure of the targets would cause competitive harm to Cathay General. To the extent that it is appropriate to omit specific targets or performance objectives, provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the named individual or Cathay General to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company will comply with the Staff’s comment by quantifying in its 2008 proxy statement the minimum target 2007 net income set by the Executive Compensation Committee for purposes of determining the cash awards for Messrs. Cheng and Wu for 2007, together with the maximum percentage of base compensation that could be paid on the basis of the excess of the 2007 net income over the target net income, the percentage by which the 2007 net income exceeded the target net income and the percentage of base salary the Committee determined would be paid to each of Messrs. Cheng and Wu.

This will also confirm that none of the factors referenced in the first paragraph on page 17 of the Company’s 2007 proxy statement pertaining to the Executive Compensation Committee’s determination of overall performance and profitability for purposes of paying discretionary cash bonuses to other executive officers have been quantified by the Committee.

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If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 689-7507.  Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Neal H. Brockmeyer

Enclosure

cc:    Perry P. Oei, General Counsel

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